Exhibit 99.1

Manchester United plc

Annual Report (unaudited) for the three and nine

months ended 31 March 2013

Contents

Page
Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and nine months ended 31 March 2013 and 31 March 2012	13
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2013 and 31 March 2012	14
Interim consolidated balance sheet as of 31 March 2013, 30 June 2012 and 31 March 2012	15
Interim consolidated statement of changes in equity for the nine months ended 31 March 2013, the three months ended 30 June 2012 and the nine months ended 31 March 2012	17
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2013 and 31 March 2012	18
Notes to the interim consolidated financial statements	19

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2012, as filed with the Securities and Exchange Commission on 25 October 2012 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 134-year heritage we have won 61 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

RESULTS OF OPERATIONS

Three months ended 31 March 2013 as compared to the three months ended 31 March 2012

	Unaudited three months ended 31 March (in £ millions)		% change 2013 over
	2013	2012	2012
Revenue	91.7	70.8	29.5%
Commercial revenue	36.0	27.3	31.9%
Broadcasting revenue	21.7	16.9	28.4%
Matchday revenue	34.0	26.6	27.8%
Total operating expenses	(79.0)	(66.6)	18.6%
Employee benefit expenses	(44.9)	(35.9)	25.1%
Other operating expenses	(21.8)	(14.5)	50.3%
Depreciation	(1.9)	(2.1)	(9.5)%
Amortisation of players’ registrations	(10.4)	(9.7)	7.2%
Exceptional items	—	(4.4)	—
Profit on disposal of players’ registrations	2.5	2.1	19.0%
Net finance costs	(18.3)	(3.5)	422.9%
Tax credit/(expense)	6.7	(1.7)	—

Revenue

Consolidated revenue for the three months ended 31 March 2013 increased to £91.7 million, an increase of £20.9 million, or 29.5%, over £70.8 million for the three months ended 31 March 2012, as a result of an increase in revenue in each of our revenue sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2013 was £36.0 million, an increase of £8.7 million, or 31.9%, over £27.3 million for the three months ended 31 March 2012. This increase was primarily driven by the addition of several new sponsorship deals — see discussion on page 5 in relation to commercial revenue for the nine months ended 31 March 2013 for further details.

•             Sponsorship revenue for the three months ended 31 March 2013 was £21.0 million, an increase of £7.2 million, or 52.2%, over £13.8 million for the three months ended 31 March 2012.

•             Retail, merchandising, apparel & product licensing revenue for the three months ended 31 March 2013 was £9.2 million, an increase of £0.8 million, or 9.5%, over £8.4 million for the three months ended 31 March 2012.

•             New media & mobile revenue for the three months ended 31 March 2013 was £5.8 million, an increase of £0.7 million, or 13.7%, over £5.1 million for the three months ended 31 March 2012.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2013 was £21.7 million, an increase of £4.8 million, or 28.4%, over £16.9 million for the three months ended 31 March 2012. The main reasons for this increase relate to progress to the Champions League Round of 16 (compared to exiting at the group stages in the prior year) and an improved performance relative to other English clubs (compared to the prior year).

Matchday revenue

Matchday revenue for the three months ended 31 March 2013 was £34.0 million, an increase of £7.4 million, or 27.8%, over £26.6 million for the three months ended 31 March 2012, due primarily to an additional three home cup games in the quarter compared to the prior year quarter.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players’ registrations and exceptional items) for the three months ended 31 March 2013 were £79.0 million, an increase of £12.4 million, or 18.6%, over £66.6 million for the three months ended 31 March 2012.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2013 were £44.9 million, an increase of £9.0 million, or 25.1%, over £35.9 million for the three months ended 31 March 2012, primarily due to new player signings, existing player wage increases and growth in commercial headcount.

Other operating expenses

Other operating expenses for the three months ended 31 March 2013 were £21.8 million, an increase of £7.3 million or 50.3% over £14.5 million for the three months ended 31 March 2012, primarily due to an increase in domestic cup gateshare costs, catering direct costs, and police and security costs —

associated with four domestic cup home games played in the quarter compared with none in the prior year quarter.

Depreciation

Depreciation for the three months ended 31 March 2013 amounted to £1.9 million, a decrease of £0.2 million, or 9.5%, over £2.1 million for the three months ended 31 March 2012.

Amortisation of players’ registrations

Amortisation of players’ registrations for the three months ended 31 March 2013 amounted to £10.4 million, an increase of £0.7 million, or 7.2%, over £9.7 million the three months ended 31 March 2012.

Exceptional items

Exceptional items for the three months ended 31 March 2013 were £nil.  Exceptional items for the three months ended 31 March 2012 were £4.4 million and related to professional advisor fees in connection with a proposed public offering of shares and an increase in the provision relating to the Football League Pension Scheme deficit following an actuarial valuation.

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the three months ended 31 March 2013 was £2.5 million, an increase of £0.4 million, or 19.0%, over £2.1 million for the three months ended 31 March 2012.

Net finance costs

Net finance costs for the three months ended 31 March 2013 were £18.3 million, an increase of £14.8 million, or 422.9%, over £3.5 million for the three months ended 31 March 2012. The main reason for this increase is a net adverse foreign exchange movement of £15.7 million year on year on translation of the Group’s US dollar denominated senior secured notes and cash balances, partially offset by a reduction in interest payable of £0.9 million following the re-purchase and retirement earlier in the fiscal year of US$101.7 million of US dollar denominated senior secured notes.

Unrealised foreign exchange losses/gains on translation of the Group’s US dollar denominated assets and liabilities are not a cash charge/benefit and could reverse depending on dollar/sterling exchange rate movements.  Any gain or loss on a cumulative basis on the Group’s US dollar denominated senior secured notes will not be realised until maturity in 2017 or earlier if the notes are redeemed prior to their  maturity date.

Tax credit

The Group recorded a non-cash tax credit for the three months ended 31 March 2013 of £6.7 million. The credit reflects management’s revised best estimate of the annual effective tax rate for the year of 38%, which is lower than the rate estimated as of 31 December 2012. The effective tax rate for the year is higher than the US statutory tax rate of 35%, due to a current mismatch in the recognition of the UK and US deferred tax assets and liabilities. In the prior year third quarter the Group recorded a tax charge of £1.7 million.

Nine months ended 31 March 2013 as compared to the nine months ended 31 March 2012

	Unaudited nine months ended 31 March (in £ millions)		% change 2013 over
	2013	2012	2012
Revenue	278.1	245.8	13.1%
Commercial revenue	114.5	89.5	27.9%
Broadcasting revenue	75.0	76.4	(1.8)%
Matchday revenue	88.6	79.9	10.9%
Total operating expenses	(227.0)	(203.0)	11.8%
Employee benefit expenses	(129.4)	(112.4)	15.1%
Other operating expenses	(57.2)	(48.8)	17.2%
Depreciation	(5.7)	(5.7)	—
Amortisation of players’ registrations	(30.8)	(29.8)	3.4%
Exceptional items	(3.9)	(6.3)	(38.1)%
Profit on disposal of players’ registrations	8.0	7.9	1.3%
Net finance costs	(39.9)	(35.0)	14.0%
Tax credit	21.1	22.5	(6.2)%

Revenue

Consolidated revenue for the nine months ended 31 March 2013 increased to £278.1 million, an increase of £32.3 million, or 13.1%, over £245.8 million for the nine months ended 31 March 2012, as a result of an increase in revenue in our Commercial and Matchday sectors, partially offset by an small decrease in revenue in our Broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2013 was £114.5 million, an increase of £25.0 million, or 27.9%, over £89.5 million for the nine months ended 31 March 2012. The increase in Commercial revenue was driven by the addition of several new global and regional sponsorships including revenue recognised in respect of General Motors — Chevrolet pre-shirt sponsorship support and exposure, an increase in revenue from existing partnerships, an increase in profit share pursuant to the arrangement with Nike, and the commencement of several new mobile partnerships.

•             Sponsorship revenue for the nine months ended 31 March 2013 was £69.6 million, an increase of £20.8 million, or 42.6%, over £48.8 million for the nine months ended 31 March 2012, primarily as a result of the General Motors sponsorship, other new sponsorship agreements and an increase in revenue from existing sponsorships.

•             Retail, merchandising, apparel & product licensing revenue for the nine months ended 31 March 2013 was £28.1 million, an increase of £2.9 million, or 11.5%, over £25.2 million for the nine months ended 31 March 2012.

•             New media & mobile revenue for the nine months ended 31 March 2013 was £16.8 million, an increase of £1.3 million, or 8.4%, over £15.5 million for the nine months ended 31 March 2012.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2013 was £75.0 million, a decrease of £1.4 million, or 1.8%, over £76.4 million for the nine months ended 31 March 2012. The main component of this decrease was a reduction in Champions League revenue as a result of (i) a reduction in the Champions League market pool distribution to English clubs and (ii) a reduction in our share of the market pool distribution to English clubs as a consequence of finishing second in the Premier League in season 2011/12 compared to finishing first in season 2010/11, partially offset by higher Champions League Round of 16 match fees compared to Europa League fees in the previous year.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2013 was £88.6 million, an increase of £8.7 million, or 10.9%, over £79.9 million for the nine months ended 31 March 2012, principally as a result of progress in the FA Cup with four home games in the period compared to none in the previous year plus one-off fees earned from the staging of nine Olympic Games football matches at Old Trafford.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players’ registrations and exceptional items) for the nine months ended 31 March 2013 were £227.0 million, an increase of £24.0 million, or 11.8%, over £203.0 million for the nine months ended 31 March 2012.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2013 were £129.4 million, an increase of £17.0 million, or 15.1%, over £112.4 million for the nine months ended 31 March 2012, primarily due to new player signings, existing player wage increases and growth in commercial headcount.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2013 were £57.2 million, an increase of £8.4 million or 17.2% over £48.8 million for the nine months ended 31 March 2012, primarily due to increased domestic cup gateshare costs, increased sponsorship and marketing costs, increased pre-season tour travel costs, and one-off costs associated with staging Olympic Games football matches.

Depreciation

Depreciation for the nine months ended 31 March 2013 amounted to £5.7 million, unchanged from £5.7 million for the nine months ended 31 March 2012.

Amortisation of players’ registrations

Amortisation of players’ registrations for the nine months ended 31 March 2013 amounted to £30.8 million, an increase of £1.0 million, or 3.4%, over £29.8 million for the nine months ended 31 March 2012.

Exceptional items

Exceptional items for the nine months ended 31 March 2013 were £3.9 million and related to professional advisor fees in connection with our initial public offering.  Exceptional items for the nine months ended 31 March 2012 were £6.3 million and related to professional advisor fees in connection with a proposed public offering of shares and an increase in the provision relating to the Football League Pension Scheme deficit following an actuarial valuation.

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the nine months ended 31 March 2013 were £8.0 million, an increase of £0.1 million, or 1.3%, over £7.9 million for the nine months ended 31 March 2012. Key disposals in the nine months ended 31 March 2013 were Berbatov, Brady, Pogba and Park.

Net finance costs

Net finance costs for the nine months ended 31 March 2013 were £39.9 million, an increase of £4.9 million, or 14.0%, over £35.0 million for the nine months ended 31 March 2012. The main reasons for this increase are a £3.1 million increase in the premium paid on repurchases of senior secured notes, a £2.2 million increase in accelerated amortisation of debt issue costs on repurchased senior secured notes, and a £2.9 million increase in unrealised foreign exchange losses on translation of the Group’s US dollar denominated senior secured notes, partially offset by a reduction in interest payable following the repurchase of US$101.7 million of US dollar denominated senior secured notes in September 2012.

Tax credit

The tax credit for the nine months ended 31 March 2013 was £21.1 million. Following the transfer of Red Football Shareholder Limited and its subsidiaries from the controlling shareholders to Manchester United plc, Manchester United plc has assumed certain US tax bases. A £25.0 million deferred tax asset was recognised in respect of these US tax bases, relating to future tax deductions. The amount recognised reflects management’s current best assessment of probable taxable profits in the future against which the tax deductions may be offset. This has been determined on the basis of only those commercial agreements in place at the balance sheet date. A portion of this deferred tax asset has been utilised in the nine months ended 31 March 2013. The potential deferred tax asset available, which remains unrecognised, is currently estimated to amount to at least £60 million. This asset will be recognised as and when key commercial contracts are renewed or replaced.

The tax credit for the prior year nine month period of £22.5 million primarily represents the recognition of a deferred tax asset relating to pre-existing UK losses.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and Carrington, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our senior secured notes, although we have in the past, and may from time to time in the future, repurchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. We also have foreign exchange rate forward contracts outstanding that we use to hedge our Euro exposure relating to distributions from UEFA.

Our business generates a significant amount of the cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in the late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay operating expenses, staff costs, interest payments and other liabilities as they become due. This typically results in negative working capital at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 31 March 2013, we had no borrowings under our revolving credit facility.

Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract, in 2015.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarises the Group’s cash flows for the nine months ended 31 March 2013 and 31 March 2012:

	Unaudited nine months ended 31 March (in £ millions)
	2013	2012
Cash flows from operating activities
Cash generated from operations	56.9	13.8
Interest paid	(46.9)	(43.5)
Interest received	0.4	0.8
Income tax received/(paid)	0.6	(3.3)
Net cash generated from/(used in) operating activities	11.0	(32.2)
Cash flows from investing activities
Purchases of property, plant and equipment	(10.6)	(9.6)
Purchases of investment property	—	(7.4)
Purchases of players’ registrations	(41.3)	(53.1)
Proceeds from sale of players’ registrations	8.0	6.1
Net cash used in investing activities	(43.9)	(64.0)
Cash flows from financing activities
Proceeds from issue of shares	70.3	—
Expenses directly attributable to issue of shares	(1.5)	—
Acquisition of additional interest in subsidiary	(2.7)	—
Repayment of borrowings	(67.3)	(28.5)
Net cash used in financing activities	(1.2)	(28.5)
Net decrease in cash and cash equivalents	(34.1)	(124.7)

Net cash generated from/(used in) operating activities

Cash flows from operating activities represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash flows from operating activities for the nine months ended 31 March 2013 produced a cash inflow of £11.0 million, an increase of £43.2 million over a cash outflow of £32.2 million for the nine months ended 31 March 2012, primarily driven by a £32.6 million improvement in working capital. Interest paid in the nine months ended 31 March 2013 was £46.9 million, an increase of £3.3 million over £43.6 million for the nine months ended 31 March 2012. Interest paid in the nine months ended 31 March 2013 includes £2.9 million accrued interest on the loan stock issued to the former minority shareholder of MUTV Limited.

Net cash used in investing activities

Capital expenditure on the acquisition, disposal and trading of players’ registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility at Carrington. As part of the planned investment for Carrington, we will enhance the viewing facilities to provide current and potential partners with unique access to the Manchester United experience.

Net cash used in investing activities for the nine months ended 31 March 2013 was £43.9 million, a decrease of £20.1 million over £64.0 million for the nine months ended 31 March 2012.

For the nine months ended 31 March 2013, net capital expenditure was £10.6 million, a decrease of £6.4 million over £17.0 million for the nine months ended 31 March 2012. Expenditure in the nine months ended 31 March 2013 mainly related to the redevelopment of the First Team’s training facility at Carrington. In the nine months ended 31 March 2012, we acquired investment and other properties around the Old Trafford stadium amounting to £8.7 million.

For the nine months ended 31 March 2013, net player capital expenditure was £33.3 million, a decrease of £13.7 million over £47.0 million for the nine months ended 31 March 2012. Expenditure in the nine months ended 31 March 2013 mainly related to the acquisitions of Robin van Persie (the first of two stage payments), Shinji Kagawa and Nick Powell. Expenditure in the nine months ended 31 March 2012 mainly related to the acquisitions of Phil Jones, David De Gea and Ashley Young.

Net cash used in financing activities

Net cash used in financing activities for the nine months ended 31 March 2013 was £1.2 million, a decrease of £27.3 million over £28.5 million for the nine months ended 31 March 2012. In the nine months ended 31 March 2013 the Company raised £70.3 million ($110.2 million) following the public offering of shares on the New York Stock Exchange. Expenses of £1.5 million directly attributable to this issue of new shares have been offset against the proceeds. The net proceeds of the share issue were used to repurchase a portion of the Group’s US dollar denominated senior secured notes, comprising a principal value of £62.6 million ($101.7 million) and a premium on repurchase of £5.2 million ($8.5 million). On 2 January 2013 the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2.7 million. The Group now holds 100% of the issued share capital of MUTV Limited. The Group also repaid the loan stock issued to the former minority shareholder of MUTV Limited amounting to £4.4 million.

Indebtedness

Our primary sources of indebtedness consist of our pound sterling denominated 8 3/4% senior secured notes due 2017 and our US dollar denominated 8 3/8% senior secured notes due 2017. As part of the security for our senior secured notes and revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

8 3/4% pound sterling senior secured notes due 2017 and 8 3/8% US dollar senior secured notes due 2017. Our senior secured notes initially consisted of two tranches: £250 million 8 3/4% senior secured notes due 2017 and $425 million 8 3/8% senior secured notes due 2017. Our senior secured notes were issued by our wholly-owned finance subsidiary, MU Finance plc, are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors.

The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

Using all of the net proceeds from our initial public offering we repurchased £62.6 million of our senior secured notes during the nine months ended 31 March 2013, comprising $101.7 million of our senior secured notes from the US dollar tranche. All repurchased senior secured notes have been retired. The total amount of senior secured notes outstanding at 31 March 2013, net of unamortised discounts and issue costs of £13.7 million, was the sterling equivalent of £355.9 million. The outstanding notes comprise principal amounts of £177.8 million 8 3/4% senior secured notes and $291.3 million 8 3/8% senior secured notes.

Alderley facility.

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 March 2013, £2.4 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of approximately £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

Revolving credit facility.

Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 31 March 2013, we had no outstanding borrowings under the revolving credit facility. Our revolving credit facility is scheduled to expire in 2016.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.5 million relating to this contingent consideration has been recognised in our balance sheet as of 31 March 2013, and the maximum additional amount that could be payable as of that date is £25.3 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 31 March 2013, we do not believe receipt of any such amounts to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with IFRS as issued by IASB and are more fully disclosed therein.

As of 31 March 2013, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarises our contractual obligations as of 31 March 2013:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	37,110	64,065	404,821	4,444	510,440
Operating lease obligations(3)	2,762	3,803	162	4,291	11,018
Purchase obligations(4)	73,787	21,152	977	1,422	97,338
Total	113,659	89,020	405,960	10,157	618,796

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)            As of 31 March 2013, we had the following amounts outstanding of our 8 3/4% senior secured notes due 2017 and 8 3/8% senior secured notes due 2017: £177.8 million of the sterling tranche of senior secured notes and $291.3 million of the US dollar tranche of senior secured notes. Other long-term indebtedness comprises a bank loan to Alderley Urban Investments, a subsidiary of Manchester United Limited. As of 31 March 2013, we had £6.6 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current other payable obligations, including obligations payable in the year ended 30 June 2013 related to acquisition of players’ registrations and capital commitments.

Except as disclosed above and in note 29.3 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2013 included elsewhere in this interim report, as of 31 March 2013, we did not have any material contingent liabilities or guarantees.

Contingencies

We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any losses arising from these legal proceedings is remote and accordingly no provision has been made in our consolidated balance sheet as of 31 March 2013 in accordance with IFRS.

As of 31 March 2013, we had no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

Manchester United plc

Interim consolidated income statement

		Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	Note	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Revenue	6	91,721	70,768	278,093	245,828
Operating expenses	7	(79,069)	(66,544)	(227,049)	(203,001)
Profit on disposal of players’ registrations		2,520	2,066	8,025	7,896
Operating profit		15,172	6,290	59,069	50,723
Finance costs		(18,607)	(3,662)	(40,360)	(35,724)
Finance income		285	198	441	676
Net finance costs	9	(18,322)	(3,464)	(39,919)	(35,048)
(Loss)/profit before tax		(3,150)	2,826	19,150	15,675
Tax credit/(expense)	10	6,784	(1,709)	21,170	22,543
Profit for the period		3,634	1,117	40,320	38,218

Attributable to:
Owners of the Company		3,634	1,035	40,151	37,984
Non-controlling interest		—	82	169	234
		3,634	1,117	40,320	38,218

Earnings per share attributable to owners of the Company:
Basic and diluted earnings per share (Pounds Sterling)	11	0.02	0.01 (1)	0.25	0.24 (1)

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income

		Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	Note	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Profit for the period		3,634	1,117	40,320	38,218
Items that may subsequently be reclassified to the income statement:
Other comprehensive income/(loss):
Fair value movements on cash flow hedges, net of tax	10	397	99	(268)	565
Exchange (loss)/gain on translation of overseas subsidiary	10	(64)	4	(68)	174
Other comprehensive income/(loss) for the period		333	103	(336)	739
Total comprehensive income for the period		3,967	1,220	39,984	38,957

Attributable to:
Owners of the Company		3,967	1,138	39,815	38,723
Non-controlling interest		—	82	169	234
		3,967	1,220	39,984	38,957

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet

	Note	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	252,888	247,866	243,863
Investment property	14	14,111	14,197	14,210
Goodwill	15	421,453	421,453	421,453
Players’ registrations	16	126,457	112,399	99,362
Trade and other receivables	18	2,500	3,000	13,000
Non-current tax receivable	19	—	—	2,500
Deferred tax asset	24	16,402	—	—
		833,811	798,915	794,388
Current assets
Derivative financial instruments	17	546	967	401
Trade and other receivables	18	74,297	74,163	45,199
Current tax receivable	19	2,500	2,500	—
Cash and cash equivalents		36,211	70,603	25,576
		113,554	148,233	71,176
Total assets		947,365	947,148	865,564

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued)

	Note	Unaudited 31 March 2013 £’000	Audited 30 June 2012(1) £’000	Unaudited 31 March 2012(1) £’000
EQUITY AND LIABILITIES
Equity
Share capital	25	52	50	50
Share premium		68,822	25	25
Merger reserve		249,030	249,030	249,030
Hedging reserve		398	666	99
Retained earnings/(deficit)		23,548	(12,671)	12,272
Equity attributable to owners of the Company		341,850	237,100	261,476
Non-controlling interests		—	(2,003)	(2,096)
		341,850	235,097	259,380
Non-current liabilities
Derivative financial instruments	17	1,571	1,685	1,628
Trade and other payables	20	21,384	22,305	22,645
Borrowings	21	362,102	421,247	416,676
Deferred revenue	22	17,980	9,375	11,619
Provisions	23	1,092	1,378	1,530
Deferred tax liabilities	24	22,416	26,678	31,995
		426,545	482,668	486,093
Current liabilities
Derivative financial instruments	17	154	—	6
Current tax liabilities		1,128	1,128	1,127
Trade and other payables	20	76,804	83,664	47,509
Borrowings	21	5,487	15,628	6,604
Deferred revenue	22	94,936	128,535	64,408
Provisions	23	461	428	437
		178,970	229,383	120,091
Total equity and liabilities		947,365	947,148	865,564

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings/ (deficit) £’000	Total attributable to owners of the Company £’000	Non- controlling interests £’000	Total equity £’000
Balance at 1 July 2011 (audited)	—	249,105	—	(466)	(25,886)	222,753	(2,330)	220,423
Profit for the period	—	—	—	—	37,984	37,984	234	38,218
Cash flow hedges, net of tax	—	—	—	565	—	565	—	565
Currency translation differences	—	—	—	—	174	174	—	174
Total comprehensive income for the period	—	—	—	565	38,158	38,723	234	38,957
Proceeds from shares issued	50	25	—	—	—	75	—	75
Capital reorganisation(1)	—	(249,105)	249,030	—	—	(75)	—	(75)
Balance at 31 March 2012 (unaudited)	50	25	249,030	99	12,272	261,476	(2,096)	259,380
(Loss)/profit for the period	—	—	—	—	(14,998)	(14,998)	93	(14,905)
Cash flow hedges, net of tax	—	—	—	567	—	567	—	567
Currency translation differences	—	—	—	—	55	55	—	55
Total comprehensive income/(loss) for the period	—	—	—	567	(14,943)	(14,376)	93	(14,283)
Dividends	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Balance at 30 June 2012 (audited)	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	40,151	40,151	169	40,320
Cash flow hedges, net of tax	—	—	—	(268)	—	(268)	—	(268)
Currency translation differences	—	—	—	—	(68)	(68)	—	(68)
Total comprehensive (loss)/income for the period	—	—	—	(268)	40,083	39,815	169	39,984
Equity settled share-based payments	—	—	—	—	634	634	—	634
Proceeds from shares issued(2)	2	68,797	—	—	—	68,799	—	68,799
Acquisition of non-controlling interest in MUTV Limited(3)	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)
Balance at 31 March 2013 (unaudited)	52	68,822	249,030	398	23,548	341,850	—	341,850

(1) Adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

(2) See note 1.2.

(3) See note 27.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows

		Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	Note	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Cash flows from operating activities
Cash (used in)/generated from operations	26	(4,938)	(6,055)	56,925	13,779
Interest paid		(18,963)	(18,601)	(46,897)	(43,553)
Interest received		285	444	442	823
Income tax (paid)/received		—	(64)	600	(3,274)
Net cash (used in)/generated from operating activities		(23,616)	(24,276)	11,070	(32,225)
Cash flows from investing activities
Purchases of property, plant and equipment		(1,311)	(1,597)	(10,649)	(9,638)
Purchases of investment property		—	—	—	(7,364)
Purchases of players’ registrations		(3,009)	(864)	(41,267)	(53,153)
Proceeds from sale of players’ registrations		1,606	1,751	7,969	6,124
Net cash used in investing activities		(2,714)	(710)	(43,947)	(64,031)
Cash flows from financing activities
Proceeds from issue of shares		—	—	70,258	—
Expenses directly attributable to issue of shares		—	—	(1,459)	—
Acquisition of additional interest in subsidiary	27	(2,664)	—	(2,664)	—
Repayment of borrowings		(4,534)	(86)	(67,330)	(28,463)
Net cash used in financing activities		(7,198)	(86)	(1,195)	(28,463)
Net decrease in cash and cash equivalents		(33,528)	(25,072)	(34,072)	(124,719)
Cash and cash equivalents at beginning of period		66,631	50,900	70,603	150,645
Exchange gains/(losses) on cash and cash equivalents		3,108	(252)	(320)	(350)
Cash and cash equivalents at end of period		36,211	25,576	36,211	25,576

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements

1              General information

Manchester United plc (‘the Company’) and its subsidiaries (together ‘the Group’) is a professional football club together with related and ancillary activities. The Company is incorporated under the Companies Law (2011 Revision) of the Cayman Islands. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares on the New York Stock Exchange (“NYSE”) in August 2012 as described more fully below.

These interim consolidated financial statements were approved for issue on 30 April 2013.

1.1          The reorganisation transactions

The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012). In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as at 30 June 2012 and 31 March 2012 have been restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

1.2          Initial public offering

On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of $110,250,000 (£70,258,000) were received. Expenses of £1,459,000 directly attributable to this issue of new shares have been offset against share premium.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

2              Basis of preparation

These interim consolidated financial statements have been prepared on a going concern basis in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2012, as filed with the Securities and Exchange Commission on 25 October 2012, in the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

These interim financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

3              Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations mandatory for the first time for the financial year beginning 1 July 2012

The Group has adopted the following new and amended standards and interpretations. None of these standards, amendments and interpretations had any material impact on the Group’s results, net assets or equity.

•                  Amendment to IAS 12, ‘Income taxes’

•                  Amendment to IAS 1, ‘Presentation of financial statements’ regarding other comprehensive income

Manchester United plc

Notes to the interim consolidated financial statements (continued)

3              Accounting policies (continued)

New and amended standards and interpretations issued but not yet effective and not adopted early by the Group

The following standards, amendments and interpretations are not yet effective and have not been adopted early by the Group. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the Group’s results, net assets or equity. Adoption may affect the disclosures in the Group’s financial statements in the future.

•                      Amendment to IFRS 7, ‘Financial Instruments: asset and liability offsetting’

•                      IFRS 10, ‘Consolidated financial statements’

•                      IFRS 12, ‘Disclosures of interests in other entities’

•                      IFRS 13, ‘Fair value measurement’

•                      Amendment to IAS 19, ‘Employee benefits’

•                      IAS 27 (revised 2011), ‘Separate financial statements’

•                      Annual improvements to IFRSs 2011

•                      IFRS 9, ‘Financial instruments: classification, measurement’

•                      IFRS 11, ‘Joint arrangements’

•                      IAS 28 (revised 2011). ‘Associates and joint ventures’

•                      Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities

4              Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be impairment of goodwill and non-current assets, intangible assets — players’ registrations, revenue recognition - estimates in certain commercial contracts, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2012, with the exception of changes in estimates that are required in determining the provision for income taxes. Following the reorganisation transactions (see note 1.1) the Company has assumed certain US tax bases. A related deferred tax asset was recognised in respect of the US tax bases in the three months ended 30 September 2012, relating to future tax deductions. The amount recognised reflects management’s current best assessment of probable taxable profits in the future against which the tax deductions may be offset. This has been determined on the basis of only those commercial agreements in place at the balance sheet date. A portion of this deferred tax asset has been utilised in the six months ended 31 March 2013. The potential deferred tax asset available, which remains unrecognised, is currently estimated to be around £60 million. The asset will be recognised as and when key commercial contracts are renewed or replaced.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

5              Seasonality of revenue

We experience seasonality in our sales and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognise the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognise the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. This typically results in more revenue being recognised in the later stages of the contract as the level of support provided to sponsors increases over the term of the sponsorship agreement, which is consistent with the payment profiles typically set out in the contract. Commercial revenue includes additional commercial contracts profit share recognised in the nine months ended 31 March 2013 amounting to £8.6 million, cumulative £25.9 million (2012: £6.2 million, cumulative £15.1 million); recognised in the three months ended 31 March 2013 amounting to £2.9 million (2012: £2.1 million).

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. Distributions from the FA Premier League comprise a fixed element (which is recognised evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognised when the respective match is played), and merit awards (which are only recognised when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognised over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognised when the matches are played).

Matchday revenue is recognised based on matches played throughout the year with revenue from each match being recognised only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

6              Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the First Team is critical to the on-going development of the Group.

Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

Revenue, all of which arises within the United Kingdom from the Group’s principal activity, can be analysed into its three main components as follows:

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Commercial	35,978	27,329	114,522	89,535
Broadcasting	21,758	16,862	74,988	76,433
Matchday	33,985	26,577	88,583	79,860
	91,721	70,768	278,093	245,828

All non-current assets, other than deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Employee benefit expense	(44,877)	(35,866)	(129,363)	(112,386)
Other operating expenses	(21,829)	(14,483)	(57,192)	(48,814)
Depreciation - property, plant and equipment (note 13)	(1,945)	(2,045)	(5,654)	(5,579)
Depreciation - investment property (note 14)	(29)	(66)	(89)	(92)
Amortisation of players’ registrations (note 16)	(10,389)	(9,747)	(30,872)	(29,767)
Exceptional items (note 8)	—	(4,337)	(3,879)	(6,363)
	(79,069)	(66,544)	(227,049)	(203,001)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

8                               Exceptional items

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Professional adviser fees relating to issue of shares	—	(2,738)	(3,879)	(4,764)
Football League Pension Scheme deficit	—	(1,599)	—	(1,599)
	—	(4,337)	(3,879)	(6,363)

Professional adviser fees relating to the issue of shares are recognised as an expense when they are not directly attributable to the issue of new shares.

The Football League Pension Scheme deficit reflects the present value of the additional contribution the Group is expected to pay to make good the increased deficit of the scheme as per the latest actuarial valuation at 31 August 2011 (see note 30).

9                               Net finance costs

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(770)	(831)	(2,333)	(2,689)
Foreign exchange gain/(loss) on US Dollar denominated bank accounts	3,108	(252)	(320)	(350)
Interest payable on senior secured notes	(7,770)	(8,657)	(24,511)	(27,278)
Amortisation of issue discount, debt finance and debt issue costs on senior secured notes	(538)	(427)	(4,105)	(1,812)
Premium on repurchase of senior secured notes (see note 21)	—	—	(5,244)	(2,180)
Foreign exchange (loss)/gain on US Dollar denominated senior secured notes	(12,655)	6,488	(3,846)	(933)
Unwinding of discount factors	(39)	(90)	(115)	(258)
Fair value movement on derivative financial instruments:
Interest rate swaps	57	107	114	(224)
Total finance costs	(18,607)	(3,662)	(40,360)	(35,724)
Total finance income - interest receivable	285	198	441	676
Net finance costs	(18,322)	(3,464)	(39,919)	(35,048)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

10           Tax

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2013 is -110.5% (negative rate) due to the recognition of a deferred tax asset as a result of a change in tax base following the reorganisation transactions.

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Current tax
Current tax on result for the period		—	—	—
Foreign tax suffered	—	(64)	(450)	(64)
Adjustment in respect of previous years	—	—	1,049	1
Total current tax (expense)/credit	—	(64)	599	(63)
Deferred tax
Origination and reversal of timing differences	6,784	(1,645)	(5,793)	1,336
Adjustment in respect of previous years	—	—	1,364	—
Recognition of previously unrecognised deferred tax asset	—	—	—	21,270
Recognition of deferred tax asset as a result of change in tax base	—	—	25,000	—
Total deferred tax credit/(expense)	6,784	(1,645)	20,571	22,606
Total tax credit/(expense)	6,784	(1,709)	21,170	22,543

In addition to the amount credited to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	Unaudited three months ended 31 March 2013			Unaudited three months ended 31 March 2012
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	515	(118)	397	130	(31)	99
Exchange (loss)/gain on translation of overseas subsidiary	(64)	—	(64)	4	—	4
Other comprehensive income/(loss)	451	(118)	333	134	(31)	103
Deferred tax	—	(118)	—	—	(31)	—

Manchester United plc

Notes to the interim consolidated financial statements (continued)

10                                  Tax (continued)

	Unaudited nine months ended 31 March 2013			Unaudited nine months ended 31 March 2012
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	(361)	93	(268)	760	(195)	565
Exchange (loss)/gain on translation of overseas subsidiary	(68)	—	(68)	174	—	174
Other comprehensive (loss)/income	(429)	93	(336)	934	(195)	739
Deferred tax (note 24)	—	93	—	—	(195)	—

11                                  Earnings per share

Basic and diluted earnings per share is calculated by dividing the profit for the period attributable to owners of the Company by the weighted average number of ordinary shares in issue during the period, as adjusted for the reorganisation transactions described in note 1.1. The Company did not have any dilutive shares during the period (2012: none).

	Unaudited three months ended 31 March			Unaudited nine months ended 31 March
	2013	2012		2013	2012
Profit for the period attributable to owners of the Company (£’000)	3,634	1,035		40,151	37,984
Weighted average Class A ordinary shares (thousands)	39,826	31,352	(1)	38,586	31,352	(1)
Weighted average Class B ordinary shares (thousands)	124,000	124,000	(1)	124,000	124,000	(1)
Basic and diluted earnings per share attributable to owners of the Company (Pounds Sterling)	0.02	0.01	(1)	0.25	0.24	(1)

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

12                                  Dividends

No dividend has been paid by the Company during the nine month period ended 31 March 2013 (2012: £nil) and the directors are not proposing to pay a dividend relating to the period ended 31 March 2013.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

13                                  Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2011	255,326	34,329	22,988	312,643
Additions	4,230	2,048	2,624	8,902
Disposals	—	(29)	—	(29)
At 31 March 2012	259,556	36,348	25,612	321,516
Accumulated depreciation
At 1 July 2011	26,924	30,428	14,751	72,103
Charge for the period	2,476	1,262	1,841	5,579
Disposals	—	(29)	—	(29)
At 31 March 2012	29,400	31,661	16,592	77,653
Net book amount
At 31 March 2012 (unaudited)	230,156	4,687	9,020	243,863

Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	6,274	1,440	2,962	10,676
Disposals	—	(104)	—	(104)
At 31 March 2013	270,779	37,181	28,506	336,466
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for the period	2,488	1,336	1,830	5,654
Disposals	—	(104)	—	(104)
At 31 March 2013	32,718	32,436	18,424	83,578
Net book amount
At 31 March 2013 (unaudited)	238,061	4,745	10,082	252,888
At 30 June 2012 (audited)	234,275	4,641	8,950	247,866

Manchester United plc

Notes to the interim consolidated financial statements (continued)

14                                  Investment property

Total £’000
Cost
At 1 July 2011	11,762
Additions	7,364
At 31 March 2012	19,126
Accumulated depreciation and impairment
At 1 July 2011	4,824
Charge for the period	92
At 31 March 2012	4,916
Net book amount
At 31 March 2012 (unaudited)	14,210

Cost
At 1 July 2012	19,126
Additions	3
At 31 March 2013	19,129
Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the period	89
At 31 March 2013	5,018
Net book amount
At 31 March 2013 (unaudited)	14,111
At 30 June 2012 (audited)	14,197

Investment properties were last internally valued as at 30 June 2012 by an employee of Manchester United Limited who is knowledgeable about property valuation principles and is familiar with the properties concerned. There were no changes to the carrying amount of investment property following this valuation. Investment properties were last externally valued as at 30 June 2011 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. The fair value as at 30 June 2012 was £14,197,000. Management has considered the carrying amount of investment property as of 31 March 2013 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

15                                  Goodwill

Total £’000
Cost and net book value at 31 March 2012 (unaudited), 30 June 2012 (audited) and 31 March 2013 (unaudited)	421,453

Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill as of 31 March 2013 based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience and identified initiatives in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2012: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the discount rate, which has been determined at 11.1% (2012: 10.51%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•             increase the discount rate by 3%;

•             failure to qualify for the UEFA Champions League once every five seasons.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

16                                  Players’ registrations

Total £’000
Cost
At 1 July 2011	293,370
Additions	1,714
Disposals	(5,891)
At 31 March 2012	289,193
Accumulated amortisation
At 1 July 2011	163,661
Charge for the period	29,767
Disposals	(3,597)
At 31 March 2012	189,831
Net book amount
At 31 March 2012 (unaudited)	99,362

Cost
At 1 July 2012	306,817
Additions	46,843
Disposals	(38,758)
At 31 March 2013	314,902
Accumulated amortisation
At 1 July 2012	194,418
Charge for the period	30,872
Disposals	(36,845)
At 31 March 2013	188,445
Net book amount
At 31 March 2013 (unaudited)	126,457
At 30 June 2012 (audited)	112,399

Manchester United plc

Notes to the interim consolidated financial statements (continued)

17                                  Derivative financial instruments

	Unaudited 31 March 2013		Audited 30 June 2012		Unaudited 31 March 2012
	Assets £’000	Liabilities £’000	Assets £’000	Liabilities £’000	Assets £’000	Liabilities £’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	546	(154)	876	—	401	(6)
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,571)	—	(1,685)	—	(1,628)
Forward foreign exchange contracts	—	—	91	—	—	—
	546	(1,725)	967	(1,685)	401	(1,634)
Less non-current portion:
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,571)	—	(1,685)	—	(1,628)
Non-current derivative financial instruments	—	(1,571)	—	(1,685)	—	(1,628)
Current derivative financial instruments	546	(154)	967	—	401	(6)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

18                                  Trade and other receivables

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
Trade receivables	40,116	51,425	21,560
Less: provision for impairment of trade receivables	(4,860)	(2,586)	(2,651)
Net trade receivables	35,256	48,839	18,909
Other receivables	48	1,180	10,007
Accrued income	29,752	16,519	23,512
	65,056	66,538	52,428
Prepayments	11,741	10,625	5,771
	76,797	77,163	58,199
Less: non-current portion
Trade receivables	2,500	3,000	3,000
Other receivables (note 32.1)	—	—	10,000
Non-current trade and other receivables	2,500	3,000	13,000
Current trade and other receivables	74,297	74,163	45,199

Net trade receivables include transfer fees receivable from other football clubs of £8,395,000 (30 June 2012: £6,879,000; 31 March 2012: £9,215,000) of which £2,500,000 (30 June 2012: £3,000,000; 31 March 2012: £3,000,000) is receivable after more than one year. Net trade receivables also include £22,859,000 (30 June 2012: £35,637,000; 31 March 2012: £5,700,000) of deferred revenue that is contractually payable to the Company, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

19                                  Tax receivable

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
Non-current tax receivable	—	—	2,500
Current tax receivable	2,500	2,500	—
Total tax receivable	2,500	2,500	2,500

The current tax receivable of £2,500,000 relates to tax withheld at 25% of the loans made to Directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and is recoverable upon repayment of the Directors’ loans. The loans were repaid on 25 April 2012.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

20                                  Trade and other payables

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
Trade payables	42,065	34,013	15,924
Other payables	18,690	22,070	23,811
Accrued expenses	26,779	34,223	22,553
	87,534	90,306	62,288
Social security and other taxes	10,654	15,663	7,866
	98,188	105,969	70,154
Less: non-current portion:
Trade payables	7,995	6,230	4,337
Other payables	13,389	16,075	18,308
Non-current trade and other payables	21,384	22,305	22,645
Current trade and other payables	76,804	83,664	47,509

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £34,010,000 (30 June 2012: £28,877,000; 31 March 2012: £12,661,000) of which £7,995,000 (30 June 2012: £6,230,000; 31 March 2012: £4,337,000) is due after more than one year.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £15,986,000 (30 June 2012: £18,282,000; 31 March 2012: £20,410,000) of which £11,139,000 (30 June 2012: £13,655,000; 31 March 2012: £15,986,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

21                                  Borrowings

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
Non-current:
Secured bank loan	6,185	6,469	6,560
Other borrowings	—	4,193	4,268
Senior secured notes	355,917	410,585	405,848
	362,102	421,247	416,676
Current:
Secured bank loan	375	359	354
Other borrowings	—	250	400
Accrued interest on senior secured notes	5,112	15,019	5,850
	5,487	15,628	6,604
Total borrowings	367,589	436,875	423,280

During the nine months ended 31 March 2013 the Group repurchased the sterling equivalent of £62,619,000 (year ended 30 June 2012: £28,211,000; nine months ended 31 March 2012: £28,211,000) of senior secured notes. The consideration paid amounted to £67,863,000 (year ended 30 June 2012: £30,391,000; nine months ended 31 March 2012: £30,391,000) including a premium on repurchase of £5,244,000 (year ended 30 June 2012: £2,180,000; nine months ended 31 March 2012: £2,180,000). The premium on repurchase and consequent accelerated amortisation of issue discount and debt finance costs are immediately recognised in the income statement. The repurchased senior secured notes have been retired.

The Group also has undrawn committed borrowing facilities of £75,000,000 (30 June 2012 and 31 March 2012: £75,000,000). No drawdowns were made from these facilities during 2013 or 2012.

22                                  Deferred revenue

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
Total	112,916	137,910	76,027
Less non-current deferred revenue	(17,980)	(9,375)	(11,619)
Current deferred revenue	94,936	128,535	64,408

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

23                                  Provisions

The provision relates entirely to an onerous property lease in the Republic of Ireland which contains a break clause that may be exercised in 2015. The movement in the provision was as follows:

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
At the beginning of the period	1,806	2,476	2,476
Utilised	(376)	(480)	(371)
Unwinding of discount	41	69	53
Movements on foreign exchange	82	(259)	(191)
At the end of the period	1,553	1,806	1,967

The balance comprises:
Non-current provisions	1,092	1,378	1,530
Current provisions	461	428	437
	1,553	1,806	1,967

24                                  Deferred tax

The gross movement on the deferred tax (liabilities)/assets account is as follows:

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
At the beginning of the period (net)	(26,678)	(54,406)	(54,406)
Credited to the income statement (note 10)	20,571	28,102	22,606
Credited/(expensed) to other comprehensive income (note 10)	93	(374)	(195)
At the end of the period (net)	(6,014)	(26,678)	(31,995)

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000
Deferred tax assets	16,402	—	—
Deferred tax liabilities (net)	(22,416)	(26,678)	(31,995)
	(6,014)	(26,678)	(31,995)

The Group has a potential deferred tax asset available, which remains unrecognised, currently estimated to be around £60 million. This asset will be recognised as and when key commercial contracts are renewed or replaced.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

25                        Share capital

	Unaudited 31 March 2013 £’000	Unaudited 30 June 2012(1) £’000	Unaudited 31 March 2012(1) £’000
Authorised:
650,000,000 ordinary shares of $0.0005 each	200	200	200
Issued and fully paid:
39,825,595 Class A ordinary shares of $0.0005 each (30 June 2012 and 31 March 2012: 31,352,366)	12	10	10
124,000,000 Class B ordinary shares of $0.0005 each (30 June 2012 and 31 March 2012: 124,000,000)	40	40	40
	52	50	50

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

Following the reorganisation transactions, described more fully in note 1.1, the Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

Following the reorganisation transactions, described more fully in note 1.1, the Company had 155,352,366 shares in issue before the issue of new shares pursuant to the initial public offering. On 10 August 2012, the Company issued a further 8,333,334 Class A ordinary shares at an issue price of $14 per share and listed such shares on the NYSE. On 15 August 2012, the Company issued a further 139,895 Class A ordinary shares pursuant to the Company’s 2012 Equity Incentive Award Plan and listed such shares on the NYSE.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

26                        Cash (used in)/generated from operations

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
(Loss)/profit before tax	(3,150)	2,826	19,150	15,675
Depreciation charges	1,974	2,111	5,743	5,671
Amortisation of players’ registrations	10,389	9,747	30,872	29,767
Profit on disposal of players’ registrations	(2,520)	(2,066)	(8,025)	(7,896)
Net finance costs	18,322	3,464	39,919	35,048
Share-based payments	153	—	634	—
Fair value losses/(gains) on derivative financial instruments	224	(25)	215	(265)
(Increase)/decrease in trade and other receivables	(12,393)	3,652	2,334	11,123
Decrease in trade and other payables and deferred revenue	(17,879)	(25,637)	(33,623)	(74,782)
Decrease in provisions	(58)	(127)	(294)	(562)
Cash (used in)/generated from operations	(4,938)	(6,055)	56,925	13,779

27                        Transactions with non-controlling interest

On 2 January 2013, the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2,664,000. The Group now holds 100% of the issued share capital of MUTV Limited. The carrying amount of the non-controlling interests in MUTV Limited on the date of acquisition was a negative £1,834,000. The Group derecognised non-controlling negative interests of £1,834,000 and recorded a decrease in equity attributable to owners of the Company of £4,498,000. The effect of changes in the ownership interest of MUTV Limited on the equity attributable to owners of the Company during the period is summarised as follows:

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Carrying amount of non-controlling interests acquired	(1,834)	—	(1,834)	—
Consideration paid to non-controlling interests	(2,664)	—	(2,664)	—
Amount recognised in equity attributable to owners of the Company	(4,498)	—	(4,498)	—

Manchester United plc

Notes to the interim consolidated financial statements (continued)

28           Contingencies

At 31 March 2013, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

29           Commitments

29.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements.

29.2        Capital commitments

At 31 March 2013 the Group had capital commitments amounting to £6.6 million (30 June 2012: £8.3 million; 31 March 2012: £1.5 million).

29.3        Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Group considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Group estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amount that could be payable is £25,252,000 (30 June 2012: £19,371,000; 31 March 2012: £18,304,000).

At 31 March 2013 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	13,869	7,223	21,092
International appearances	3,700	460	4,160
	17,569	7,683	25,252

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30                        Pension arrangements

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit. As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 31 March 2013 amounts to £225,000 (30 June 2012: £205,000; 31 March 2012: £156,000) due within one year and £2,250,000 (30 June 2012: £2,420,000; 31 March 2012: £2,306,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become due.

31           Financial risk management

31.1        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2012, as filed with the Securities and Exchange Commission on 25 October 2012, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

31           Financial risk management (continued)

31.2        Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Unaudited 31 March 2013 £’000	Audited 30 June 2012 £’000	Unaudited 31 March 2012 £’000

Assets
Derivative financial assets designated as cash flow hedges	546	876	401
Derivative financial assets at fair value through profit or loss	—	91	—

Liabilities
Derivative financial liabilities at fair value through profit or loss	(1,571)	(1,685)	(1,628)
Derivative financial liabilities designated as cash flow hedges	(154)	—	(6)
	(1,179)	(718)	(1,233)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2.

All of the derivative assets and liabilities detailed above are categorised as Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

32           Related party transactions

As described in note 1.1, the immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

The following transactions were carried out with related parties:

32.1        Loans to related parties

A subsidiary company, Manchester United Limited, granted loans to certain directors in 2009 which were repaid in full on 25 April 2012. The aggregate amount of the loans was £10.0 million (£1.7 million each to Ms. Darcie Glazer Kassewitz and Messrs. Avram, Bryan, Edward, Joel and Kevin Glazer). The interest rate charged on the loans from the date of issue was 5.5% per annum. Interest charged during the nine months ended 31 March 2013 amounted to £nil (year ended 30 June 2012: £457,000; nine months ended 31 March 2012: £413,000).

32.2              Interest in senior secured notes

K Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US Dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by K Glazer and certain members of his immediate family at 31 March 2013 was $7.9 million (30 June 2012 and 31 March 2012: $10.6 million). The US Dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to K Glazer and certain members of his immediate family during the nine months to 31 March 2013 amounted to £343,000 (year ended 30 June 2012: £558,000; nine months ended 31 March 2012: £426,000) of which £70,000 (30 June 2012: £233,000; 31 March 2012: £91,000) was accrued at the period end.

32.3              Fees

The Group incurred a management fee during the nine months ended 31 March 2013 amounting to £nil (year ended 30 June 2012: £3,000,000; nine months ended 31 March 2012: £3,000,000) from Red Football Limited Partnership, the ultimate parent undertaking.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

33           Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2013:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Debt-holding company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 1	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Holding company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

All of the above were incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which was incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.